Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Су[redacted]
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИН[redacted]

03007119

«10» February 2003 г. № 13 - 154

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Surgutneftegas JSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with the OJSC "Surgutneftegas" (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we submit you Quarterly Report of OJSC Surgutneftegas for the fourth quarter of 2002. Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed documents, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

Enclosure: a copy of 90 pages.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

03 MAR -4 AM 7:21

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1	*Тел.:*	*42-61-33, 42-60-30*	*1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400*	*Tel.:*	*42-61-33, 42-60-30*
	Телекс	*735525 SEVER RU*		*Telex*	*735525 SEVER RU*
	Факс	*42-64-95*		*Fax*	*42-64-95*
	Телетайп	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

Российская Федерация

03 MAR -4 AM 7:21

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«10» февраля 2003 г. № 13-154

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам **текст ежеквартального отчета ОАО «Сургутнефтегаз» за 4 квартал 2002 г.**, и прилагаем его перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 90 листах в 1 экземпляре.

С уважением,

Сергей А.Федоров
Заместитель генерального
директора по ценным бумагам

628400,	*Тел.:*	*42-61-33*	*1, Kukuyevitskogo Str.,*	*Tel.:*	*42-61-33*
Российская Федерация,		*42-60-30*	*Surgut, Tyumen Region,*		*42-60-30*
Тюменская область,	*Телекс*	*735525 SEVER RU*	*Russian Federation,*	*Telex*	*735525 SEVER RU*
г.Сургут,	*Факс*	*42-64-95*	*Zip Code 628400*	*Fax*	*42-64-95*
ул.Кукуевицкого, 1	*Телетайп*	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

APPROVED
by the Board of Directors of Open Joint Stock Company "Surgutneftegas"
Minutes #7p. as of 5.02.2003

Secretary of the Board of Directors A.G. Zhernovkov ____________
(signature)

STAMP

QUARTERLY REPORT

SECURITIES ISSUER

IV QUARTER 2002

Open Joint Stock Company "Surgutneftegas"

The Issuer's code: 00155-A

Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut
Mailing address: 628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

In conformity with the Russian Federation Legislation on Securities, information contained in the present quarterly report is subject to disclosure

Director General V.L.Bogdanov____________
(signature)

Chief Accountant M.N.Globa_____________
(signature)

31.01.2003

(STAMP)

Contact person: ***Molchanov Anton Ivanovich***
Securities Division Head
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
e-mail: AMolchanov@msk.surgutneftegas.ru

A. Information on the Issuer

9. The Issuer's full corporate name.
Open Joint Stock Company "Surgutneftegas"

10. Abbreviated name.
OJSC "Surgutneftegas"

11. Information on the alterations in the Issuer's name, organizational and legal form.
Open Joint Stock Company "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

The current name was introduced: ***27.06.1996***

12. Information on the State registration of the Issuer and licenses the Issuer has.
The date of the State registration of the Issuer: ***18.09.2002***
Number of the State registration certificate (of other document confirming the State registration of the Issuer): ***1028600584540***
The body that conducted the State registration: ***Ministry of Taxes and Duties of RF for Surgut, Khanty-Mansiysky Autonomous Okrug***

Licenses:
Number: ***KhMN 00431 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00435 NE***
Date of issue: ***05.03.1997***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00438 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas and condensate production within Yaunlorsky licensed area***

Number: ***KhMN 00436 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Saigatinsky licensed area***

Number: ***KhMN 00558 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Yelovy licensed area***

Number: ***KhMN 00408 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas, and condensate production within Fedorovsky licensed area***

Number: ***KhMN 00405 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas, and condensate production within Dunaevsky licensed area***

Number: ***KhMN 00406 NE***
Date of issue: ***18.12.1996***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas, and condensate production within Lyantorsky licensed area***

Number: ***KhMN 00412 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Maslikhovsky licensed area***

Number: ***KhMN 00409 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas and condensate production within Bystrinsky licensed area***

Number: ***KhMN 00437 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Solkinsky licensed area (Northern part)***

Number: ***KhMN 00418 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Solkinsky licensed area***

Number: ***KhMN 00407 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas and condensate production within Vachimsky licensed area***

Number: ***KhMN 00410 NE***

Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Komaryinsky licensed area***

Number: ***KhMN 00423 NE***
Date of issue: ***15.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Savuysky licensed area***

Number: ***KhMN 00419 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Rodnikoviy licensed area***

Number: ***KhMN 00417 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Russkinskoy licensed area***

Number: ***KhMN 00564 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Konitlorsky licensed area***

Number: ***KhMN 00434 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Nizhne-Sortymsky licensed area***

Number: ***KhMN 00411 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Alyekhinsky licensed area***

Number: ***KhMN 00432 NE***
Date of issue: ***05.03.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kamynsky licensed area***

Number: ***KhMN 00563 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tyansky licensed area***

Number: ***KhMN 00560 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Ai-Pimsky licensed area***

Number: ***KhMN 00559 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tromyegansky licensed area***

Number: ***KhMN 00561 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Tromyegansky licensed area***

Number: ***KhMN 00562 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Bittemsky licensed area***

Number: ***KhMN 00433 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Komynsky licensed area***

Number: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Synyegansky licensed area***

Number: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Sakhalinsky licensed area***

Number: ***KhMN 00420 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Losevoy licensed area***

Number: ***KhMN 00421 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Khorlorsky licensed area***

Number: ***KhMN 00422 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tundrinsky licensed area***

Number: ***455/SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Verkhne-Nadymsky licensed area (Northern part)***

Number: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Chigorinsky licensed area***

Number: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Vostochno-Sakhalinsky licensed area***

Number: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tonchinsky licensed area***

Number: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Zapadno-Kamynsky licensed area***

Number: ***KhMN #01070 NP***
Date of issue: ***20.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Numtoysky exploration block***

Number: ***KhMN #01087 NE***
Date of issue: ***27.09.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Severo-Seliyarovsky licensed area***

Number: ***KhMN #01061 NP***
Date of issue: ***04.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Verkhnelyaminsky exploration block***

Number: ***KhMN #01062 NP***

Date of issue: ***04.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Logachevsky exploration block***

Number: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Erginsky licensed area***

Number: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kondinsky licensed area***

Number: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Chaprovsky licensed area***

Number: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Novobystrinsky licensed area***

Number: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Sykhtymsky licensed area***

Number: ***KhMN 00988 VE***

Date of issue: ***06.05.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuyskoye, Russkinskoye, Rodnikovoye and Konitlorskoye oil fields***

Number: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Khorlorsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinskoye oil field***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsko-Kariyaunskoye oil field***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00382 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply in the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutskoye oil field***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorskoye and Piltanskoye oil fields***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinskoye oil field***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinskoye oil field***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00397 VE***

Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorskoye oil field***

Number: ***KhMN 00855 VE***
Date of issue: ***21.08.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tyanskoye oil field***

Number: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Nizhne-Sortymskoye oil field***

Number: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Lyantorskoye oil field***

Number: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bystrinskoye oil field***

Number: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Maslikhovskoye oil field***

Number: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Kamynskoye oil field***

Number: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Alyekhinskoye oil field***

Number: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Russkinskoye oil field***

Number: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Tromyeganskoye oil field***

Number: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Solkinskoye oil field***

Number: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vachimskoye oil field***

Number: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Savuyskoye oil field***

Number: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Komaryinskoye oil field***

Number: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Konitlorskoye oil field***

Number: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rodnikovoye oil field***

Number: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tromyeganskoye oil field***

Number: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yaunlorskoye oil field***

Number: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bittemskoye oil field***

Number: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Yelovoye oil field***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Tyanskoye oil field***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Nizhnesortymskoye oil field***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Kamynskoye oil field***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Alyekhinskoye oil field***

Number: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yuzhno-Kamynsky licensed area (Nazargaleevskoye oil field)***

Number: ***KhMN 00384 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00383 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevskoye oil field***

Number: ***KhMN 00785 VE***

Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovskoye oil field***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorskoye oil field***

Number: ***KhMN 00385 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***SLKh 00699 VE***
Date of issue: ***21.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Verkhne-Nadymskaya area***

Number: ***KhMN 01465 VE***
Date of issue: ***15.09.2000***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yelovoye oil field***

Number: ***KhMN 00021 TREIO***
Date of issue: ***21.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00067 TB2BK***
Date of issue: ***26.04.2000***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral subterranean water extraction for balneological and medicinal water supply of boarding house "Kedrovy Log" in Surgut***

Number: ***85M/98/0103/007/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***elaboration of technical (permissible) standards as to contaminant effluent into natural environment, waste placement***

Number: ***85M/98/0104/008/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***environmental certification of equipment, factories, production and natural installations, and territories***

Number: ***85M/98/0105/020/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing activities to determine Environment Impact Estimation to be applied to enterprises including those being engineered***

Number: ***62P-03/02-3048***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***designing objects and production for oil and gas industry***

Number: ***62P-03/01-3042***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***designing objects and production for oil and gas industry***

Number: ***62S-03/01-3043***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of objects and production for oil and gas industry***

Number: ***62E-03/01-3044***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas industry facilities and production***

Number: ***62P-03/10-972***
Date of issue: ***29.06.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mining plants (installations) design***

Number: ***62I-03/01-3045***
Date of issue: ***11.03.1998***
Date of expiry:

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***equipment manufacturing for oil and gas production entities***

Number: ***62O-03/01-3047***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***equipment and materials check with non-destructive methods***

Number: ***62O-03/01-3050***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing technical diagnostics (examination) of equipment***

Number: ***62R-03/01-3046***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62R-03/02-3051***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62R-03/02-3056***
Date of issue: ***13.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62K-03/01-3049***
Date of issue: ***11.03.1998***

Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***personnel training (basic professions) at specialised courses for industrial factories and objects under the control of Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Number: ***PLR 030001***
Date of issue: ***19.05.1999***
Date of expiry:
The body that issued the license: ***RF Committee on Press***
Range of activity: ***printing activity***

Number: ***86***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/1***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/2***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/3***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/4***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/5***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/6***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/7***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/8***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/9***

Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by research institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***AA 000775***
Date of issue: ***17.01.2000***
Date of expiry:
The body that issued the license: ***GUGIBDD MVD of Russia***
Range of activity: ***development of traffic signs dislocation, road marking schemes, and local and temporary schemes of traffic organization***

Number: ***10000/0100/2***
Date of issue: ***13.06.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of RF***
Range of activity: ***acting as a customs broker***

Number: ***10000/0100***
Date of issue: ***27.03.2000***
Date of expiry:
The body that issued the license: ***State Customs Committee of RF***
Range of activity: ***acting as a customs broker***

Number: ***10000/0100/1***
Date of issue: ***13.02.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of RF***
Range of activity: ***acting as a customs broker***

Number: ***006/e***
Date of issue: ***20.02.2001***
Date of expiry:
The body that issued the license: ***Land and Land-utilization Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***cadastre survey, land development, inventory of land of any category***

Number: ***1706***
Date of issue: ***28.04.2000***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***operation of engineering systems of cities and other localities***

Number: ***2059***
Date of issue: ***25.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of the Administration of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***54***
Date of issue: ***15.07.2000***
Date of expiry:
The body that issued the license: ***Education Department of Administration of Surgutsky District of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***1712324***
Date of issue: ***30.03.2000***
Date of expiry:
The body that issued the license: ***UGPS UVD (State Fire Protection Division of Internal Affairs Administration) of Khanty–Mansiysky Autonomous Okrug***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except deep impregnation)***

Number: ***10505/920054***
Date of issue: ***12.02.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk customs)***
Range of activity: ***setting up a warehouse for temporary storage***

Number: ***RK 10215***
Date of issue: ***01.03.2000***
Date of expiry:
The body that issued the license: ***Federal Geodesy and Cartography Service of Russia***
Range of activity: ***geodesy and mapping activity***

Number: ***2138***
Date of issue: ***30.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***00AN #014827***
Date of issue: ***23.03.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety of technical equipment employed at hazardous production installations***

Number: ***62PR #04-5931***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***gas equipment design***

Number: ***72 – II #000865***
Date of issue: ***14.05.2001***
Date of expiry:
The body that issued the license: ***License Chamber of the Administration of Tyumenskaya Oblast***
Range of activity: ***activities relating to ionizing radiation source (generating)***

Number: ***ID #04570***
Date of issue: ***20.04.2001***
Date of expiry:
The body that issued the license: ***The Ministry of Press of Russia***
Range of activity: ***printing activity***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of the boarding house "Neftyanik Sibiri" belonging to the healthcare trust "Surgut"***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Yuny Neftyanik" boarding house belonging to the healthcare trust "Surgut"***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:

The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Lermontovo" boarding house belonging to the healthcare trust "Surgut***

Number: ***57 EK #006829***
Date of issue: ***31.05.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***boil inspection objects operation***

Number: ***10505/0016***
Date of issue: ***01.06.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation, Nizhnevartovsk Customs***
Range of activity: ***setting up a custom warehouse***

Number: ***KhMN 00109 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Mineral Resources Committee***
Range of activity: ***hydraulic filling and sand piling***

Number: ***KhMN 00110 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00111 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, exploration and production of oil and gas within Larkinsky licensed area***

Number: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, exploration and production of oil and gas within Rogozhnikovsky licensed area***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Novo-Nadymsky exploration block (Northern part)***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuing ecological passports***

Number: ***62EK #01-6188***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62EK #01-6189***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62VR #01-6190***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR #01-6191***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range o f a ctivity: ***a pplication of equipment and devices of explosion art, explosion and shooting through equipment and perforation systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia for explosion and shooting through operations***

Number: ***62VR #01-6192***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST #01-6193***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***63-TO-1213***
Date of issue: ***03.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Range of activity: ***transportation of hazardous materials at hazardous production facility***

Number: ***62EK #01 - 6194***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***boil inspection objects operation***

Number: ***62EK #01-6195***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures operation***

Number: ***62EK #04-6200***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of gas equipment complex***

Number: ***62RT #04-6201***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repairs to gas equipment***

Number: ***62ST #04-6202***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of gas complex facilities***

Number: ***62MT #04-6203***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mounting, adjustment and set-up of gas facilities***

Number: ***62IR #01-6218***
Date of issue: ***17.07.2001***

Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***manufacture of lifting structures***

Number: ***62EK #01-6220***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation through open-cast process of mining facilities and generally developed natural recourses production installations***

Number: ***62VR #01-6219***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosives loading-unloading stations***

Number: ***62Pr #04-6217***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures design***

Number: ***FLTs 025094***
Date of issue: ***25.07.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***14-A-0259-352***
Date of issue: ***22.08.2001***
Date of expiry:
The body that issued the license: ***State Oil Inspection for Krasnodarsky Krai***
Range of activity: ***operation of filling stations***

Number: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***subterranean water production for preparing salt solution within Vostochno-Surgutskoye oil field***

Number: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Kamynskoye oil field***

Number: ***FLTs 025094/1***
Date of issue: ***5.09.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Krasnodarsky Krai***
Range of activity: ***medical activity (pre-trip medical examinations for Motor depot of OT "Surgut")***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***construction of buildings and structures (construction-mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of constructional materials and structures***

Number: ***FLTs 72001259***
Date of issue: ***12.10.2001***
Date of expiry:

The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***elaboration of urban development documentation***

Number: ***FLTs 72001260***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***engineering survey for construction***

Number: ***FLTs 72001261a***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***FLTs 72001261v***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***11003947***
Date of issue: ***28.09.2001***
Date of expiry:
The body that issued the license: ***Main State Fire Protection Administration of MVD (Ministry of Internal Affairs) of RF***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except those referred to construction activity)***

Number: ***62MR #01-6565***
Date of issue: ***08.11.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works while using natural resources***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***UO-03-209-0662***
Date of issue: ***20.12.2001***
Date of expiry:
The body that issued the license: ***Federal supervision of Russia for nuclear and radiation safety (Gosatomnadzor of Russia)***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***GS-5-72-02-21-0-8602060555-000201-1***
Date of issue: ***11.01.2002***
Date of expiry:
The body that issued the license: ***Gosstroi (State Committee for Building) of RF***
Range of activity: ***designing of structures and buildings***

Number: ***51EK #04154***
Date of issue: ***11.12.2001***
Date of expiry:
The body that issued the license: ***Rostov Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of hazardous production facilities***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK #03-6894***
Date of issue: ***07.02.2002***
Date of expiry:

The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***62EK #10-2008***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of trunk pipeline transport***

Number: ***KhMN #01600 VE***
Date of issue: ***20.02.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Bittemskoye oil field***

Number: ***KhMN #01601 VE***
Date of issue: ***20.02.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Tromyeganskoye oil field***

Number: ***KhMN #01602 VE***
Date of issue: ***20.02.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Khorlorskoye oil field***

Number: ***62EK #10-2004***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumensky Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry:

The body that issued the license: ***Education and Science Department of Administration of Surgut***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production and use of subterranean water within Ai-Pimsky licensed area (Zapadno-Chigorinskoye oil field)***

Number: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production and use of subterranean water within Yuzhno-Kamynsky licensed area (Saninskoye oil field)***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, hydrocarbons exploration and estimation within Yuzhno-Lyaminsky licensed area***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, hydrocarbons exploration and estimation within Novo-Nadymsky licensed area (Southern part)***

Number: ***62RT #10-1487***
Date of issue: ***16.08.2000***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***Repairs to the equipment for works and using activities of trunk pipeline transport***

Number: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Subterranean water production and technical-grade utilization within Tonchinsky licensed area***

Number: ***KhMN11131 NE***
Date of issue: ***20.03.2002***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Severo-Yurievsky licensed area***

Number: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Severo-Labatiyugansky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevskoye oil field***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynskoye oil field***

Number: ***KhMN 00144 TBDBK***
Date of issue: ***26.03.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry:
The body that issued the license: ***RF Ministry of Communication***
Range of activity: ***rendering local and intra-area telephone communication***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry:
The body that issued the license: ***Education and Science Department of KhMAO***
Range of activity: ***educational activities (TsPTO)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of subsoil within Verkhne-Semieganskoye licensed area)***

Number: ***228***
Date of issue: ***2.08.2002***
Date of expiry:
The body that issued the license: ***Education and Science Department of KhMAO***
Range of activity: ***educational activities (PU "SurgutASUneft"))***

Number: ***TyUG-00248k***
Date of issue: ***2.10.2002***
Date of expiry:
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Mapping activity***

Number: ***TyUG-00247g***
Date of issue: ***02.10.2002***
Date of expiry:
The body that issued the license: ***Federal Geodesy and Cartography Service of Russia***
Range of activity: ***Geodesy activity***

Number: ***1498/371***
Date of issue: ***22.07.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***pharmaceutical activity***

Number: ***FLTs 23021187***
Date of issue: ***16.08.2000***
Date of expiry:
The body that issued the license: ***Krasnodar Regional Branch of Federal License Center, Ministry of Housing and Building of Russia***
Range of activity: ***construction of buildings and structures***

Number: ***FLTs 23021188***
Date of issue: ***16.08.2000***
Date of expiry:
The body that issued the license: ***Krasnodar Regional Branch of Federal Licensing Center, Ministry of Housing and Building of Russia***
Range of activities: ***manufacture of constructional materials and structures***

Number: ***KhMN 00171 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00173 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00174 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00175 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00169 TREIO***
Date of issue: ***20.10.2002***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas" (NGDU "Lyantorneft")***

Number: ***KhMN 00170 TREIO***
Date of issue: ***20.10.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas" (NGDU "Lyantorneft")***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Fedorovskneft")***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Komsomolskneft")***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Nizhnesortymskneft")***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Lyantorneft")***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Lyantorneft")***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Lyantorneft")***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (UVSiNG)***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Surgutneft")***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Bystrinskneft")***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Nizhnesortymskneft")***

13. Taxpayer's Identification Number.

8602060555

14. Industries the Issuer is involved in.

OKONKh Codes:
11210
61110
69000
85120
85130

15. The Issuer's location, mailing address and contact telephone numbers.

Location: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-61-33*** Fax: ***(3462) 42-64-95***
E-mail***: secretary@surgutneftegas.ru***

16. Information on the Issuer's Auditor

Name: ***Limited Liability Company "Auditing Firm "Aval"***
Location: ***Moscow***
INN: ***7703107913***
Mailing address: ***127410, Moscow, Altufievskoe Shosse, 35***
Tel.: ***(095) 283-31-37*** Fax: ***(095) 282-73-39***
E-mail: ***aval@fdp.ru***

Information on Auditor's license:
Number: ***008169***
Date of issue: ***19.04.2000***
Date of expiry: ***18.04.2003***
The body that issued the license: ***Ministry of Finance of the Russian Federation***

17. Information on Organizations Accounting Rights for the Issuer's Securities.

Registrar:
Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Tel.: ***(3462) 42-11-74*** Fax: ***(3462) 42-11-93***
E-mail address: ***sineft@wsnet.ru***

License:
Number: ***01100***
Date of issue: ***08.08.1996***
Date of expiry: ***04.07.2004***

The body that issued the license: ***Federal Commission for the Securities Market***

Date from which the mentioned registrar has kept the Issuer's registered securities files: ***02.04.1994***

Centralized deposit of the Issuer's issued securities during the accounting quarter was not conducted

18. The Issuer's Depository.
No depository

19. The Issuer's Participants.
Total number of shareholders (participants): ***45,583***

Shareholders (participants) holding at least 5% of the Issuer's charter capital:

19.1 Name: ***Non-state Pension Fund "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628415, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Share in the Issuer's charter capital: ***8.1%***
Shareholders (participants) holding at least 25% of the charter capital of Issuer's shareholder (participant):
no such persons

20. The structure of administrative bodies of the Issuer

The general shareholders' meeting is the supreme administrative body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the competence of the general shareholders' meeting according to the Company's Charter. The members of the Board of Directors are elected by the annual shareholders' meeting in accordance with the order provided for by the Company's Charter for a term till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period.

At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times. Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's administrative bodies are determined by the Company's Charter.

The competence of the general shareholders' (participants') meeting in compliance with the Company's Charter (constituent documents):

The competence of the general shareholders' meeting includes the following issues the resolutions on which are adopted if shareholders-owners of over 50% of the Company's voting shares taking part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter:

1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;

2) to decrease charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem shares partly paid and through redemption of shares acquired or repurchased by the Company;

3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;

4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). A resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) to elect members to the Company's Auditing Commission and to terminate their powers ahead of schedule, to approve the Company's Auditing Commission Provisions;

6) to adopt resolutions to restructure the Company;

7) to adopt resolutions to liquidate the Company, to appoint the liquidation committee and approve the interim and final liquidation balance sheets;

8) to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;

10) to approve the Company's auditor;

11) the procedure of general shareholders' meeting;

12) to establish the counting committee;

13) to determine the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of announcement publication;

14) share split and share consolidation;

15) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;

16) to adopt resolutions to approve large-scale deals by the Company, in accordance with Item 3 of Article 79 of the Federal Law "On Joint Stock Companies";

17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares additionally placed amounts to more than 25% of the ordinary shares earlier placed by the Company;

18) to increase the Company's charter capital through placement of additional shares through private subscription;

19) to place through private subscription issuing securities convertible into shares. To place through open subscription convertible issuing securities which can be converted into ordinary shares amounting to more than 25% of the ordinary shares earlier placed by the Company;

20) to increase the Company's charter capital through increase in par value of shares;

21) to make a decision to participate in holding companies, financial and industrial groups, associations and other unions of profit-making organizations;

22) to approve in-house documents governing the activities of the Company's bodies;

23) other issues provided for by the law of the Russian Federation currently in force.

Issues included in the competence of the general shareholders' meeting cannot be submitted to the Board of Directors and Director General of the Company.

The competence of the Board of Directors (Supervisory Board) according to the Company's Charter (constituent documents)

The competence of the Board of Directors includes the following issues:
1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;
2) to recommend the size of dividends paid to shareholders and the procedure of dividend payment;
3) to determine priority lines of the Company's activity;
4) to convene the annual and extraordinary general shareholders' meetings of the Company;
5) to adopt the general shareholders' meeting agenda;
6) to fix the date for m aking o ut the list of persons having the right to participate in the general shareholders' meeting, the date, the venue and the time of the general shareholders' meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the general shareholders' meeting, of the form and the text of a ballot paper;
7) to preliminary approve the Company's annual reports, balance sheets, profit and loss accounts;
8) to increase the Company's charter capital through placement by the Company:
- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares additionally placed amounts to 25% or less of the ordinary shares earlier placed by the Company;
- additional preferred shares through public subscription;
- additional shares at the expense of the Company's property;
9) to approve the report on the results of issue and purchase of the Company's shares by the Company;
10) to amend the Company's Charter brought about by the Company's charter capital increase due to increase in par value of shares;

11) to amend the Company's Charter brought about by the Company's charter capital increase due to the placement of additional shares;
12) the placement by the Company:
- bonds and other issuing securities convertible into shares if the stated bonds (other issuing securities) are placed through public placement and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;
- bonds and other issuing securities if they are not convertible into the Company's shares under the placement terms;
13) to determine the market value of the Company's property;
14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;
15) to manage shares purchased and bought back by the Company and the shares made available for the Company due to the fact that buyers have not fulfilled their obligations to pay for them;
16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;
17) to appoint Director General of the Company, to determine the rate of bonuses and compensations paid to him;
18) to recommend the rate of bonuses and compensations paid to the members of the Company's Auditing Commission and to determine the amount of auditor's service payment;
19) to determine how the Company's reserve, purpose-oriented and other funds should be employed;
20) to approve the Company's in-house documents excluding those in-house documents which should be approved by the general shareholders' meeting in conformity with the Federal Law "On Joint Stock Companies" and other in-house documents of the Company which should be approved by Director General of the Company according to the present Charter;
21) to establish branches and to open representative offices of the Company;
22) to amend the Company's Charter brought about by newly established branches and representative offices and their liquidation;
23) to adopt resolutions to approve large-scale deals by the Company, in accordance with the Federal Law "On Joint Stock Companies";
24) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;
25) to adopt a resolution to sign a contract establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";

26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;
27) other issues stipulated by the law of the Russian Federation.

The competence of the individual and collegiate executive bodies of the Issuer in compliance with the Charter (constituent documents):

The competence of Director General of the Company includes the following:

- ***to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;***
- ***to issue orders, instructions, directions and other acts concerning the Company's activities; all the Company's employees are obliged to carry them out;***
- ***within the rights granted to him, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK "Surgutneftegas" in which Director General of the Company might be interested in the future, to decide that transactions of the abovementioned nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation of property by the Company including shares up to the limit of 10% of the book value of Company's assets as of the date when the resolution on closing such transactions is adopted, can be carried out by Director General independently;***
- ***to represent on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and treaties on the territory of the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property the cost of which amounts up to 25% of the book value of the Company's assets according to the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;***
- ***to deal with issues concerning investments to develop enterprises and organizations;***
- ***to approve and change the Company's structure, to establish and terminate activities of the Company's structural units, to approve the provisions on the Company's structural units;***

- ***to approve the manning table, the maintenance budget, the amount and the type of remuneration of labour paid to the Company's employees, Labour Internal Regulations and duty regulations for all categories of the Company's employees;***
- ***to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses, to take rewarding and punishment measures in regard of the Company's employees, to take decisions on making them materially responsible, to sign labour treaties (contracts) with the employees on behalf of the Company;***
- ***to tackle the issues related to the social development of the Company and its subsidiaries;***
- ***to make decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the law.***

Director General of the Company also has the right to take decisions on any issues concerning management of current activities of the Company and its subsidiaries, which are not included in the competence of the general shareholders' meeting and the Company's Board of Directors. Director General independently takes all the decisions on matters falling within his competence.

For a period of his absence and under any other circumstances Director General has the right to appoint any of the Company's officials as acting Director General.

21. Members of the Issuer's Board of Directors (Supervisory Board).

The Board of Directors
Chairman: ***Usoltsev Alexander Viktorovich***

Members of the Board of Directors:
Ananiev Sergei Alexeevich
Date of birth: ***1959***

Positions within last 5 years:
Period: ***1997 – 1997***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of prospecting and exploration division***

Period: ***1997 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.004%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Anziriayev Yury Nikolaevich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1997 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Lyantorneft"***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Mugu Baizet Yunusovich
Date of birth: ***1953***

Positions within last 5 years:
Period: ***1997 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Komsomolskneft"***

Share in the Issuer's charter capital: ***0.003%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1997 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1997 – present***

Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***President***

Period: ***1997 – present***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Bulanov Alexander Nikolaevich
Date of birth: ***1959***

Positions within last 5 years:
Period: ***1997 – 1997***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer of oil and gas production division "Bystrinskneft"***

Period: ***1997 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Usoltsev Alexander Viktorovich
Date of birth: ***1938***

Positions within last 5 years:
Period: -
Company: ***no***
Range of activity: ***no***
Position: ***no***

Share in the Issuer's charter capital: ***0.008%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter:
The information is confidential

Matveev Nikolai Ivanovich
Date of birth: ***1942***

Positions within last 5 years:
Period: ***1997 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter:
The information is confidential

Medvedev Nikolai Yakovlevich
Date of birth: ***1943***

Positions within last 5 years:
Period: ***1997 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief geologist – Deputy Director General***

Period: ***1998 - now***
Organization: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.03%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Fedorov Sergei Anatolievich
Date of birth: ***1956***

Positions within last 5 years:
Period: ***1997 - 1997***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***Non-state provision of pensions***
Position: ***Executive director***

Period: ***1997 – 2000***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***Securities Department Director***

Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Deputy Director General on Securities***

Period: ***2001 – present***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***Vice-President on Securities***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

22. The Issuer's individual and collegiate administrative bodies and the managing Issuer's officials.

The individual executive body as well as the members of the Issuer's collegiate executive body:
Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1997 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1997 – present***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***

Range of activity: ***Interindustrial authority***
Position: ***President***

Period: ***1997 – present***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

The Issuer's collegiate executive body has not been formed.
Person performing the duties of the Issuer's individual executive body: ***Bogdanov Vladimir Leonidovich***

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and to the Issuer's other officials.

Total amount of remuneration paid to all the persons mentioned in items 21 and 22 for the accounting period:
Wages (RUR):
Bonus (RUR):
Commission (RUR):
Other property provisions (RUR):
Total (RUR):

See also items 21 and 22

24. Information on legal entities where the Issuer is a participant.

Legal entities where the Issuer holds at least 5% of the charter capital:

Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***170000, RF, Tver, ul. Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul. Germana, 20***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutmebel"***

Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Closed Joint Stock Company "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut-13, ul. Kukuyevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, pr. Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul. Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul.Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***

Mailing address: ***626019, Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***

Name: ***Limited Liability Company "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***

Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***
The Issuer's share in the legal entity's charter capital: ***91.5%***

Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***87.2%***

Name: ***Limited Liability Company "Central Surgut Depository"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***63.2%***

Name: ***Open Joint Stock Company "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, Tyumenskaya Oblast, Surgut, ul. Lermontova, 11, office 306***
The Issuer's share in the legal entity's charter capital: ***30%***

Name: ***Joint Stock Commercial Bank "ROSBANK"***

Location: ***RF, Moscow***
Mailing address: ***107078, Moscow, ul. Mashi Poryvaevoi, 11, P.O. Box 208***
The Issuer's share in the legal entity's charter capital: ***19.9%***

Name: ***Closed Joint Stock Company "Interros Estate"***
Location: ***129010, Moscow, ul. B. Spasskaya, 25, bld. 1***
Mailing address: ***129010, Moscow, ul. B. Spasskaya, 25, bld. 1***
The Issuer's share in the legal entity's charter capital: ***19.9%***

Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***

Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***

Name: ***Inter-regional Open Joint Stock Company "Nefteavtomatika"***
Location: ***RF, Ufa***
Mailing address: ***450005, Ufa, ul. 50-letiya Oktyabrya, 24***
The Issuer's share in the legal entity's charter capital: ***11.05%***

Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***

Name: ***Open Joint Stock Company "Tyumenskaya Registratsionnaya Kompaniya"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Nekrasova, 11, office 501***
The Issuer's share in the legal entity's charter capital: ***5.9%***

Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628422, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport-11***
The Issuer's share in the legal entity's charter capital: ***5%***

25. The shares of all the legal entities where the Issuer holds more than 5% of the charter capital as well as of their officials in the Issuer's charter capital:

25.1 Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul. Germana, 20***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.1.1 ***Serebrennikov Victor Georgievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.2 Name: ***Limited Liability Company "Surgutmebel"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***

25.3 Name: ***Closed Joint Stock Company "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***6 28400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut-13, ul. Kukuyevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.3.1 ***Diyanov Vassily Vladimirovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.000007%***

25.3.2 ***Rezyapov Alexander Filippovich***
The person's functions: ***Member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.3.3 ***Vildanov Ilgizar Adgamovich***
The person's functions: ***Member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.0006%***

25.3.4 ***Miniakhmetov Raziv Vaisovich***
The person's functions: ***Member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.0003%***

25.4 Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***
The legal entity's share in the Issuer's charter capital: ***no share***
Officials:

25.4.1 ***Isakov Vladimir Borisovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.5 Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***RF, Tver, ul. Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.5.1 ***Salagaev Anatoly Nikolaevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.003%***

25.6 Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, pr. Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.6.1 ***Savenkov Sergei Vasilievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.7 Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul. Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.7.1 ***Shilyakov Vladimir Mikhailovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00007%***

25.8 Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Tyumenskaya Oblast, Surgut***

Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***

25.9 Name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.9.1 ***Somov Vadim Evseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.006%***

25.10 Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.10.1 ***Tatarchuk Valery Grigorievich***
The person's functions: ***Member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.11 Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***
The entity's share in the Issuer's charter capital: ***0.6%***
Officials:

25.11.1 ***Uryupin Vyacheslav Alekseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.12 Name: ***Limited Liability Company "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***

The Issuer's share in the legal entity's charter capital: ***95%***
The entity's share in the Issuer's charter capital: ***0.01%***
Officials:

25.12.1 ***Khasanov Ravil Rashitovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.13 Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***
The Issuer's share in the legal entity's charter capital: ***91.5%***
The entity's share in the Issuer's charter capital: ***0.000008%***
Officials:

25.13.1 ***Nepomnyashchikh Evgeniya Victorovna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.009%***

25.13.2 ***Pospelova Natalia Evgenievna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.13.3 ***Moiseev Alexander Vasilievich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.001%***

25.13.4 ***Zakharova Nina Alexandrovna***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.13.5 ***Korol Andrei Vitalievich***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.0003%***

25.13.6 ***Pastukhova Galina Afanasievna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.13.7 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.13.8 ***Vazhenin Yury Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.001%***

25.13.9 ***Nepomnyashchikh Evgeniya Viktorovna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.009%***

25.13.10 ***Pospelova Natalia Evgenievna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.002%***

25.13.11 ***Kisselev Nikolai Viktorovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.13.12 ***Burtsev Gennady Alexeevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.13.13 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.13.14 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.13.15 ***Ashikhmin Vladimir Petrovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.14 Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***87.2%***
The entity's share in the Issuer's charter capital: ***0.4%***

25.15 Name: ***Limited Liability Company "Central Surgut Depositary"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***

Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***63.2%***
The entity's share in the Issuer's charter capital: ***2.4%***
Officials:

25.15.1 ***Yusubov Ikram Ilias-ogly***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00008%***

25.16 Name: ***Open Joint Stock Company "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Lermontova, 11, Room 306***
The Issuer's share in the legal entity's charter capital: ***30%***
The entity's share in the Issuer's charter capital: ***no share***

25.17 Name: ***Joint-Stock Commercial Bank "ROSBANK" (Open Joint Stock Company)***
Location: ***RF, Moscow***
Mailing address: ***107078, Moscow, ul. Mashi Poryvaevoi, 11, P.O.Box 208***
The Issuer's share in the legal entity's charter capital: ***19.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.17.1 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.17.2 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.18 Name: ***Closed Joint Stock Company "Interros Estate"***
Location: ***129010, Moscow, ul. B. Spasskaya, 25, building 1***
Mailing address: ***129010, Moscow, ul. B. Spasskaya, 25, building 1***
The Issuer's share in the legal entity's charter capital: ***19.9%***
The entity's share in the Issuer's charter capital: ***no share***

25.19 Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.19.1 ***Cheskidova Galina Alexeevna***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.005%***

25.19.2 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.19.3 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.19.4 ***Cheskidova Galina Alexeevna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.20 Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.20.1 ***Rakitin Vladimir Borisovich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.20.2 ***Sheshukov Alexander Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.21 Name: ***Inter-regional Open Joint Stock Company "Nefteavtomatika"***
Location: ***RF, Ufa***
Mailing address: ***450005, Ufa, ul. 50-letiya Oktyabrya, 24***
The Issuer's share in the legal entity's charter capital: ***11.05%***
The entity's share in the Issuer's charter capital: ***no share***

25.22 Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***
The entity's share in the Issuer's charter capital: ***no share***

25.23 Name: ***Open Joint Stock Company "Tyumenskaya Registratsionnaya Kompaniya"***
Location: ***RF, Tyumen***
Mailing address: ***625000, Tyumen, ul. Nekrasova, 11, Room 501***
The Issuer's share in the legal entity's charter capital: ***5.9%***
The entity's share in the Issuer's charter capital: ***no share***

25.24 Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport***
The Issuer's share in the legal entity's charter capital: ***5%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.24.1 ***Ryupin Alexander Evstigneevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.003%***

26. Other affiliated entities of the Issuer.

26.1 Name: ***Closed Joint Stock Company "Kirishiautoservice"***
Location: ***RF, St. Petersburg***
Mailing address: ***191040, St. Petersburg, ul. Marata, 20, apt.1***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.2 ***Eremenko Oleg Vladimirovich***
The entity's share in the Issuer's charter capital: ***0.003%***

26.3 Name: ***Limited Liability Company "Neftegas-Reserve"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13a***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***0.004%***

26.4 ***Bogdanov Vladimir Leonidovich***
The entity's share in the Issuer's charter capital: ***0.3%***

26.5 ***Usoltsev Alexander Viktorovich***
The entity's share in the Issuer's charter capital: ***0.008%***

26.6 ***Nuryaev Anatoly Sergeevich***
The entity's share in the Issuer's charter capital: ***0.03%***

26.7 ***Somov Vadim Evseevich***
The entity's share in the Issuer's charter capital: ***0.006%***

26.8 ***Khusainov Zinur Mirsalikhyanovich***
The entity's share in the Issuer's charter capital: ***0.008%***

26.9 Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

27. The Issuer's share in the charter capital of legal entities-affiliated entities
See items 24, 25,26

28. The share of the Issuer's affiliated entities as well as their founders and officials in the Issuer's charter capital.
See items 24, 25, 26

29. Entities having 5 and more per cent of votes in the Issuer's supreme administrative body.
Name: ***Non-state Pension Fund "Surgutneftegas"***
Share: ***9.6%***

30. The Issuer's share in industrial, bank, financial groups, holdings, groups of companies and associations.
Organization: ***Association "Information and cooperation council of the fuel and energy complex"***
The Issuer's position and functions in the organization: ***Member of the Association***

31. The Issuer's branches and representative offices.
Name: ***Moscow representative office of OJSC "Surgutneftegas"***
Location: ***101000, RF, Moscow, ul. Myasnitskaya, 34, b.1***
Mailing address: ***101000, RF, Moscow, ul. Myasnitskaya, 34, b.1***
Manager: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Validity period of the letter of attorney: ***31.12.2002***

32. The number of the Issuer's employees.
The average number of the Issuer's employees including those in the branches and representative offices for the accounting period: ***86,913***

33. Description of the Issuer's basic activities.

General industry development

In 2002 domestic oil and gas condensate production reached its peak since 1992: compared to 2001, it increased by 9% to 379.6 million tons. Domestic gas production rose 2.4% against 2001 totalling 595.3 billion cubic meters.
Over this period the Company produced 49.2 million tons of oil and 13.3 billion cubic meters of gas, an 11.8% and 19.8% increase respectively. The Company's share amounted to 13% in domestic oil production and 2% in domestic gas production.
Increase in the Company's production was mainly due to increase in drilling and launch of new oil wells. Compared to 2001, drilling has increased by 13.3% to 2,869 thousand m. Exploratory drilling has increased by 8%. 2002 saw 904 new wells put on stream (against 843 wells in 2001).
The future of the industry will depend on a number of both internal and external factors: global oil prices, information on growth prospects for the world economy and possible increase in oil production by major world oil producers, and Russia's taxation system changes.

Basic activities and their share in total revenue.
Basic activities of the Company include oil production and sales of oil and oil products. Table 1 shows the Company's revenue from oil production for three financial years prior to the year of the reporting quarter and for three quarters of 2002.

Table 1

Basic activities of OJSC "Surgutneftegas"	*Share in total revenue (sales proceeds), (%)*					
	1999	*2000*	*2001*	*1Q2002*	*2Q2002*	*3Q2002*
Sales of oil and oil products	*90.2*	*96.0*	*92.7*	*93.5*	*93.4*	*97.3*

The types of products bringing over 10% of the Company's revenue during 1999 – 2002 are oil and oil products including those being exported.

Due to the absence of accounts for the fourth quarter of 2002, information on shares in total revenue from basic activities in the reporting quarter is to be submitted in the 1Q 2003 report.

Sources of raw materials, materials and services

A supplier providing more than 10% of all the inventory holdings deliveries in the quarter under review is ORIENT LLC; its share amounts to 10.66%.
Import share in total inventory holdings deliveries of the Issuer in 4Q2002 totalled 25.87%.
Financial position of the Company allows us to ensure the further availability of sources of finance for inventory holdings.

Marketing outlets for the Issuers' products (work, services)

There are no consumers whose share in the Company's total sales proceeds during 4Q2002 amounted to more than 10%.

Some major negative factors that can affect the future efficiency of the Company's sales include more stringent tax policy, higher tariffs for oil and oil product transportation, higher export duties, and possible worsening of oil price situation.

Practical activities towards reserves

At present, the working capital policy of the Company focuses on:

- ***reduction of a portion of current assets included in the settlements with consumers;***
- ***constant analysis and control over collection of receivables;***
- ***asset liquidity valuation;***
- ***analysis and control over asset turnover.***

The inventory turnover ratio is calculated according to the procedure approved by the Ministry of Economics of the Russian Federation No. 7-12/47 of March 31, 1994.
The inventory turnover ratio is calculated as a ratio of cost of sales to average remaining stock during a certain period of time.

$$\text{Inventory turnover ratio} = \frac{\text{Cost of sales}}{\text{Annual average value of inventory reserves}}$$

Due to the absence of accounts for the fourth quarter of 2002, the calculation of the inventory turnover ratio for the reporting quarter is to be submitted in the 1Q 2003 report.

Seasonal character of activities

The character of OJSC "Surgutneftegas" activities is not seasonal.

The major competitors

The Company sells its oil and oil products at domestic markets and in CIS and non-CIS countries. In this connection, the Company's competitiveness largely depends on the location of refineries and marketing entities of other oil companies that are major competitors of the Company.

34. Investment declaration. The description of the Issuer's activities.
Presented by investment funds only

35. Plans of the Issuer's future activities.

In 2003 the Company is planning to further develop all spheres of its activity, that is oil and gas production, oil refining, gas processing, and oil products marketing.

The Company plans to increase its crude output up to 52.9 million tons, and gas production is to reach 13.6 billion cubic meters. We will continue to expand our resource base through both exploration of licensed fields and acquisition of new oil and gas sites. The Company intends to bring 3 new oil fields on stream in 2003.

We will proceed with the implementation of our gas-energy program, which envisages construction of gas turbine power plants at remote fields. In 2002 two power plants of the Company produced some 280 million kWh. We are planning to construct 5 new gas turbine power plants at Lukyavinskoye, Bittemskoye, Russkinskoye and Lyantorskoye oil fields.

On oil refining side, the Company will upgrade its refinery, Limited Liability Company "PA "Kirishinefteorgsintez." During the current year we will continue construction of the hydrocracking complex. Investments in hydrocracking equipment in the current year are to reach USD 300 million.

The Company's plans also include modernization of the gas processing complex and construction of the third line of the gas treatment plant, which will allow us to produce additional 6 to 7 billion cubic meters per year.

The development of the Company's marketing sector will imply higher competitiveness, stronger positions at current markets, and entering new markets.

36. Information on the Issuer's charter capital.

The amount of the Issuer's charter capital (RUR): ***43,427,992,940***

The breakdown of the charter capital by categories of shares:
Ordinary shares:
total volume (RUR): ***35,725,994,705***
share in the charter capital: ***82.264899%***
Preferred shares:
total volume (RUR): ***7,701,998,235***
share in the charter capital: ***17.735101%***

37. Information on the government's (municipality's) share in the charter capital of the Issuer.

Share of the Issuer's charter capital in public (municipal) ownership:
no such share

A block of the Issuer's shares in public (municipal) ownership:
no such block

A special right for the Russian Federation, entities of the Russian Federation, municipalities to participate in the management of the Issuer ("golden share"): ***not stipulated***

38. Information on declared shares of the Issuer.
no such shares

39. The material agreements and obligations of the Issuer.
no such agreements and obligations

40. The obligations of the Issuer in respect of the issue of shares and securities converted into shares.
The Issuer has no obligations in respect of the issue of shares and securities converted into shares (including those resulting from the privatization plan).

41. Information on sanctions imposed on the Issuer, its participation in litigations and revisions.

The sanctions imposed on the Issuer by the state authorities, courts over three financial years prior to the year of the reporting quarter and for the current year:

The date of imposing the sanction: ***13.05.1999***
The body that imposed the sanction: ***Nadym Environment Protection Committee***
Reasons for imposing: ***unauthorized occupation of land without the positive decision of land examination and land allotment committee***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***50***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***24.06.1999***
The body that imposed the sanction: ***Surgut Environment Protection Committee***
Reasons for imposing: ***oil spillage***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***500***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***24.04.2001***
The body that imposed the sanction: ***Land Resources and Planning Committee of Beloyarsky District***
Reasons for imposing: ***unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***10.05.2001***

The body that imposed the sanction: ***Land Resources and Planning Committee of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the land-laws by unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfilment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***7.08.2002***
The body that imposed the sanction: ***Environment Protection Division of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the Law of RF "On Environment Protection" Article 46 Part 2, Article 51 Parts 1,2, Article 69 Part 3***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfilment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***30.08.2002***
The body that imposed the sanction: ***Surgut Department of Central Natural Resources Division of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the Law of RF "On Environment Protection" Article 34 Part 1***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***10,000***
The degree of fulfilment the sanction: ***has been fulfilled***

The description of litigations, which were going on or finished in the reporting quarter, and which may substantially affect the activities of OJSC "Surgutneftegas".

In the reporting quarter, there were no such litigations, which could have substantially affected the activities of the Issuer.

The description of reasons for all proceeding or completed inspections of the Issuer carried out by state authorities, as well as description of audit of the Issuer carried out at its participants' (shareholders') demand:

In the fourth quarter of 2002, the Surgut branch of the Regional Office of the Social Insurance Fund in the Khanty-Mansiysky Autonomous Okrug carried out documentary examinations as to calculation of funds of the Social Insurance Fund in structural units.

42. Important facts (events, actions), which took place in the reporting quarter.
no such fact (events, actions)

43. Information on reorganization of the Issuer, its subsidiaries and subordinated companies.

44. Additional important general information on the Issuer.

The persons mentioned in Items 26.2, 26.4 – 26.8 of the report are not affiliated persons of the Issuer. Persons mentioned in Items 26.2 and 26.4 perform the duties of individual executive bodies of the legal entities – affiliated persons of the Issuer mentioned in Items 26.3 and 26.9, respectively. Persons mentioned in Items 26.4 – 26.9 perform the duties of a legal entity – an affiliated person of the Issuer mentioned in Item 26.9.
In connection with the fact that according to the "Articles on Quarterly Report of the Securities' Issuer", Item 28 in the electronic form of the quarterly report is not to include information about shares of participation in the Issuer's charter capital of persons performing the duties of individual executive bodies, members of collegiate executive managing bodies, members of boards of directors (supervisory boards) of legal entities – affiliated persons of the Issuer, these persons and their shares in the Issuer's charter capital are listed in Item 26 of the present report.
The data on shares of persons in the charter capital of Issuer, as well as the data on the other persons, stated at this Issuer's report, is figured up to one decimal point, if it is equal to zero, in this case the data is figured up to the first decimal point, which is not zero. When this figure appears after the sixth decimal point or a person has no share, it is equal to zero.
On May 6, 1993, the Administration of the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, conducted the state registration of OJSC "Surgutneftegas" under No 12-4782.

B. Information on financial and economic activities of the Issuer

45. Annual accounting reports for the last three financial years.
Not subject to presentation for the reporting period.

46. Accounting reports of the Issuer for the reporting quarter.
Not subject to presentation for the reporting period.

47. Facts entailing increase or decrease in the volume of the Issuer's assets for more than 10% during the reporting quarter.
Not subject to presentation in the 4Q report.

48. Facts entailing increase in profit (losses) of the Issuer for more than 20% during the reporting quarter in comparison with the prior quarter.
Not subject to presentation in the 4Q report.

49. Information on formation and use of reserve and other special funds of the Issuer.

Due to the absence of accounts for the fourth quarter of 2002, information on formation and use of finances of the Issuer's special funds in the reporting quarter is to be submitted in the 1Q 2003 report.

50. Transactions of the Issuer during the reporting quarter totalling 10% and more of the Issuer's assets as of the end of the quarter, prior to the reporting quarter.
No such transactions

51. Information on the use of funds, provided by the Issuer from placement of issuing stocks.
No such use of funds in the reporting quarter.

52. Borrowed funds received by the Issuer and its subsidiaries in the reporting quarter.
Information on the volume of borrowed funds received by the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
Long-term bank loans				
incl. those not timely repaid				
Other long-term borrowings				
incl. those not timely repaid				
Short-term bank loans				
incl. those not timely repaid				
Bank loans for employees				
incl. those not timely repaid				
Other short-term borrowings				
incl. those not timely repaid				

53. Accounts receivable, accounts payable of the Issuer and its subsidiaries for the reporting quarter.

Information on the volume of accounts receivable, accounts payable of the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
1) Accounts receivable:				
short-term				
incl. outstanding				
by more than 3 months				
incl. by:				
long-term				
incl. outstanding				
by more than 3 months				
incl. by:				
2) Accounts payable:				
short-term				
incl. outstanding				
by more than 3 months				
incl. by:				
long-term				
incl. outstanding				
by more than 3 months				
incl. by:				
Provisions:				
received				
incl. from third parties				
incl. by:				
granted				
incl. to third parties				
incl. by:				
3) Flow of bills				
Bills issued				
incl. outstanding				
incl. by:				
Bills received				
incl. outstanding				
incl. by:				

54. Financial investments of the Issuer.

Information on financial investments of the Issuer as of the end of the reporting quarter:

Item	The volume of investments as of the end of the reporting quarter (thousand RUR)		
	short-term (up to one year)	long-term (over one year)	total
Investments in government stocks of the Russian Federation			
Investments in government stocks of the entities of the Russian Federation			
Investments in securities of local authorities			
Investment in securities, shares, pays of other organizations			
Investments in bonds and other debentures			

Other borrowings granted			
Investments in subsidiaries of the Issuer			
Investments in subordinated companies of the Issuer			

Financial investments in organizations which have been dissolved under the laws of the Russian Federation			
The title of the organization	**The date of liquidation**	**The body, which has taken a decision on liquidation**	**The volume of investments (thousand RUR)**
Total			-

Financial investments in organizations, which have been declared bankrupts under the laws of the Russian Federation			
The title of the organization	**The date of liquidation**	**The body, which has taken a decision on liquidation**	**The volume of investments (thousand RUR)**
Total			-

The volume of the Issuer's assets as of the end of the reporting quarter (thousand RUR)	

Organizations, financial investments in which total 10% and more of the Issuer's assets as of the end of the reporting quarter		
The title of the organization	**The volume of investments (thousand RUR)**	**Share in assets**
Total	-	0%

55. Other material information on financial and economic activities of the Issuer.

Due to the absence of accounts for the fourth quarter of 2002, information on borrowed funds received by the Issuer, accounts receivable and accounts payable of the Issuer, financial investments of the Issuer in the reporting quarter is to be submitted in the 1Q 2003 report.

C. The data on the Issuer's securities

56. Information on the Issuer's shares.

The ordinal number of the issue: ***1***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***14,773,595***
The total volume of the issue: ***14,773,595***

Information on the government registration of the issue:

The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: ***according to the privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue: ***all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***59,094,380***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
not traded

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***1***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***4,924,532***
The total volume of the issue: ***4,924,532***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: ***according to the privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue***: all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***19,698,128***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***

The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
not traded

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***2***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***3,848,533,277***
The total volume of the issue: ***3,848,533,277***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on the results of the issue: ***3,841,134,700***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
The referred above value of the total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue.
In fact the volume of the issue totalled 3,833,759,682 rubles.

The ordinal number of the issue: ***2***

The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***1,282,844,512***
The total volume of the issue: ***1,282,844,512***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***1,280,378,320***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
The referred above value of total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue.
In fact the volume of the issue totalled 1,277,919,980 rubles.

The ordinal number of the issue: ***3***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***282,064,241***
The total volume of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***public subscription***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***3***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***60,000,000***
The total volume of the issue: ***60,000,000***

Information on the government registration of the issue:
The date of registration***: 5.04.1996***
The registration number: ***MF 67-1-01184***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 6.04.1996 to 10.04.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***60,000,000***

Information on the government registration of the report on the issue:
The date of registration: ***17.05.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):

there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***4***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***500,000,000***
The total volume of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01430***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***4***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of shares of this issue: ***34,021,327***
The total volume of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01431***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***5***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***18,492,795,764***
The total volume of the issue: ***18,492,795,764***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***1-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***

The quantity of actually places securities according to the registered report on results of the issue: ***18,492,795,764***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***5***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***5,497,598,588***
The total volume of the issue: ***5,497,598,588***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***2-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***5,497,598,588***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***6***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***830,000,000***
The total volume of the issue: ***830,000,000***

Information on the government registration of the issue:
The date of registration: ***24.10.1997***
The registration number: ***2-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***private subscription***
The period of placement: ***from 13.11.1997 to 13.11.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***830,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***25.11.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***6***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***610,000,000***
The total volume of the issue: ***610,000,000***

Information on the government registration of the issue:
The date of registration: ***22.12.1997***
The registration number: ***1-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.02.1998 to 19.05.1998***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***610,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***30.06.1998***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***7***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***12,000,000,000***
The total volume of the issue: ***12,000,000,000***

Information on the government registration of the issue:
The date of registration: ***18.04.2000***
The registration number: ***1-07-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.05.2000 to 11.05.2000***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***12,000,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***27.06.2000***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

57. Information on the Issuer's bonds.
no bond issues

D. Additional data on the Issuer's securities

58, 59, 60. Rights of owners of the Issuer's shares. Dividends on the Issuer's shares.
58.1
The category of shares: ***ordinary***
The form of shares: ***registered non-documentary***
The complete title of the category/type of the shares: ***ordinary registered non - documentary shares***
The rights of an owner of shares of this category (type):
An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- ***one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members to the Company's Board of Directors (Elections of members to the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to the total quantity of members of the Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one candidate or allocate them among several candidates to the Company's Board of Directors);***
- ***receive dividend out of the Company's net;***
- ***a share of the Company's property if the Company is closed down;***
- ***demand that the Company buy out shares belonging to him/her in case:***

the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or did not vote on such issues;

introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he/she voted against adopting the corresponding resolution or did not participate in voting;

- ***participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;***
- ***purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".***

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.
A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

Dividends on shares of this category (type):
Period: ***1999***
Size of dividends calculated per share (RUR): ***0.02***
Total amount of dividends calculated per share of this category (type) (RUR): ***714,519,894.1***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2000***
Size of dividends calculated per share (RUR): **0.041**
Total amount of dividends calculated per share of this category (type) (RUR): **1,464,765,788.74**
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001***
Size of dividends calculated per share (RUR): **0.033**
Total amount of dividends calculated per share of this category (type) (RUR): **1,178,957,849.05**
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***1Q2002***
Size of dividends calculated per share (RUR):

Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***1H2002***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***9m2002***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2002***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Calculated dividends for shares of this category (type) with the payment period not due yet:

58.2

The category of shares: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
The complete title of the category/type of the shares: ***preferred registered non - documentary shares***
The rights of an owner of shares of this category (type):
A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares, which are 25% of the Company's charter capital. If at that the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;
- vote at the shareholders' meeting when adopting resolutions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;
- a share of the Company's property if the Company is closed down;
- participate in the general meeting of shareholders with the vote on all the issues within its competence from the meeting following the annual general meeting of shareholders, which did not adopt the resolution to pay dividends

irrespective of the reasons, or which adopted the resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid from the moment of the first full dividend payment for the shares mentioned;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".
- in case of acquisition of the voting right, claim on the Company to buy back his/her shares in the cases of:
the Company's reorganization or the conclusion of a large-scale transaction the resolution on which is adopted by the general meeting of shareholders according to the Company's Charter if he/she voted against this resolution or conclusion of the mentioned transaction, or if he/she did not participate in voting on these issues;
introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he voted against the corresponding resolution or did not participate in voting.
A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

Dividends on shares of this category (type):
Period: ***1999***
Size of dividends calculated per share (RUR): ***0.086***
Total amount of dividends calculated per share of this category (type) (RUR): ***662,371,849.09***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2000***
Size of dividends calculated per share (RUR): ***0.18***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,386,359,682.3***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001***
Size of dividends calculated per share (RUR): ***0.1***
Total amount of dividends calculated per share of this category (type) (RUR): ***770,199,823.5***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***1Q2002***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***1H2002***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***9m2002***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2002***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Calculated dividends for shares of this category (type) with the payment period not due yet:

61. Restrictions on securities circulation.
See Items 56 and 57

62. Other important information on the Issuer's securities.
Total calculated dividend amount for ordinary and preferred shares is RUR 1,376,891,743.19 for 1999, RUR 2,851,125,471.04 for 2000, RUR 1,949,157,672.55 for 2001. Total amount of dividends actually paid on the Issuer's shares is RUR 1,193,443,875.24 for 1999, RUR 2,471,939,341.27 for 2000, RUR 1,188,875,519.53 for 2001.

Market information on the Issuer's shares.
The Issuer's ordinary and preferred shares are traded at CJSC "Saint Petersburg Currency Exchange" (shares of all issues), CJSC "Moscow Inter-bank Currency Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Moscow Stock Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Saint Petersburg Stock Exchange" (shares of all issues) and at the OTC market. Since June 18, 2002 ordinary and preferred registered shares of OJSC "Surgutneftegas" are included in the Quotation List of the 2nd level at NP "Stock Exchange RTS" according to the Listing Rules.

Information on American Depository Receipt program on the Issuer's shares.
American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner

Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board".

Information on ADR program on ordinary registered shares of the Company

Program starting date is December 30, 1996. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Receipt is 50.

Information on ADR program on preferred registered shares of the Company

Program starting date is March 1998. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Receipt is 100.